U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                             Form 4

                     STATEMENT OF CHANGES IN
                       BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities
    Exchange Act of 1934, Section 17(a) of the Public Utility
          Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

          J.R. Simplot Self-
          Declaration of Revocable Trust
          999 Main Street
          Boise, ID  83702

2.   Issuer Name and Ticker or Trading Symbol

          USG Corporation (USG)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)


4.   Statement for Month/Year

          October 2000

5.   If Amendment, Date of Original (Month/Year)

          N/A

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

          [__]  Director
          [__]  10% Owner
          [__]  Officer (give title below)
          [_X]  Other (specify below)
                Reporting transactions effecting less than 10% ownership.

          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED,
               DISPOSED OF, OR BENEFICIALLY OWNED


1.   Title of Security (Instr. 3)

          Common Stock

2.   Transaction Date (Month/Day/Year)

          10/17/00
          10/18/00
          10/19/00

3.   Transaction Code (Instr. 8)

          Code           S


4.   Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4 and 5)

          Amount         (A) or (D)          Price
          ------         ----------          -----
          607,500             D              $14.80
          1,500,000           D              $14.38
          882,500             D              $14.31


5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)

          3,495,000. Disclaims beneficial ownership as to 100,000 shares held by J.R. Simplot Foundation. Disclaims beneficial ownership to extent of the ownership percentage (98%) of the limited partners in the 170,000 shares held by S-Sixteen Limited Partnership.


6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

          3,225,000 (D)
            100,000 (I)(1)
            170,000 (I)(2)

7.   Nature of Indirect Beneficial Ownership (Instr. 4)

          (1) Through J.R. Simplot Foundation. Disclaims beneficial ownership.

          (2)  As general partner of S-Sixteen Limited
               Partnership. Disclaims beneficial ownership to extent of ownership percentage (98%) of the limited partners.


           TABLE II - DERIVATIVE SECURITIES ACQUIRED,
               DISPOSED OF, OR BENEFICIALLY OWNED
 (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 3)


2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/Day/Year)


4.   Transaction Code (Instr. 8)

          Code

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

          (A)            (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)

          Date Exercisable         Expiration Date

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

          Title               Amount of Number of Shares

8.   Price of Derivative Security (Instr. 5)

9.   Number of Derivative Securities Beneficially Owned at
     End of Month (Instr. 4)

10.  Ownership Form of Derivative Security: Direct (D) or
     Indirect (I) (Instr. 4)

11.  Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:


Date:  November 10, 2000      J.R. Simplot
                              Self-Declaration of Revocable Trust


                              By   //s// J.R. Simplot
                              -----------------------------------
                                   J.R. Simplot, as Trustee